Toyota Motor Credit Corporation
19001 S. Western Avenue
Torrance, CA 90501

February 14, 2013
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Quarterly Report on Form 10-Q for the quarter ended December 31, 2012;
Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Dear Sirs:

Toyota Motor Credit Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012.

Very truly yours,

Toyota Motor Credit Corporation

By:	/s/ Chris Ballinger
	Name:	Chris Ballinger
	Title:	Senior Vice President and and Chief Financial Officer